UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, New Jersey 07054

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator, Trustee and Participants of the

AB Car Rental Services, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the 2010 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey

June 27, 2011

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 and 2009

	2010	2009
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$241,564	$72,150
Mutual funds	74,139,633	64,006,727
Common/collective trusts	60,014,538	60,313,579
Avis Budget Group, Inc. common stock	5,620,566	5,962,914

Total investments	140,016,301	130,355,370

Receivables:
Notes receivable from participants	4,851,371	4,342,964
Participant contributions	171,013	166,897
Employer contributions	108,784	55,706
Interest and dividends	7,447	7,392

Total receivables	5,138,615	4,572,959

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	145,154,916	134,928,329

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	-	3,866,124

NET ASSETS AVAILABLE FOR BENEFITS	$145,154,916	$138,794,453

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$1,825,258
Interest	881,771
Net appreciation in fair value of investments	8,810,066

Net investment income	11,517,095

Interest income on notes receivable from participants	245,060

Contributions:
Participants	5,308,175
Employer	2,692,866
Rollovers	139,931

Total contributions	8,140,972
Net transfers of participant account balances from affiliated plans	4,537,640

Total additions	24,440,767

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	18,060,293
Administrative expenses	20,011

Total deductions	18,080,304

NET INCREASE IN ASSETS	6,360,463

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	138,794,453

END OF YEAR	$145,154,916

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

Effective January 1, 2009, Avis Budget Group Inc. approved the merger of the Avis Voluntary Investment Savings Plan into the AB Car Rental Services, Inc. Retirement Savings Plan, which was an affiliated plan of ABGI. As of January 1, 2009, their participants and participants’ accounts were consolidated into the Plan. The related assets of the Avis Voluntary Investment Savings Plan were transferred into the Plan between January 1, 2009 and April 30, 2009.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company, who as of March 31, 2004 was eligible to participate in a qualified defined contribution plan of an ABGI subsidiary, became an eligible participant on the later of (i) April 1, 2004 or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Each other employee may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union or non Level I employee, as defined in the Plan document (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 50% of pre-tax annual compensation, up to the statutory maximum of $16,500 for 2010. In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a total pre-tax contribution of $22,000 for 2010.

Employer Contributions – The Company contributes to the Plan with respect to each participating employee after one year of service, who is not a highly compensated employee, (i) an amount equal to the sum of 100% of the first 3% of the participant’s compensation that is contributed to the Plan, plus (ii) 50% of the participant’s salary deferral in excess of 3%, but not in excess of 5% of compensation. The Company also contributes to the Plan with respect to each participating highly compensated employee, an amount equal to the sum of 100% of the first 3% of the highly compensated participant’s compensation that is contributed to the plan. In July, 2010, the Company reinstated the employer matching contributions for all participants to an amount equal to 100% of the first 6% of compensation that is contributed to the Plan.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions and is limited to one reallocation each day, subject to restrictions imposed by mutual fund companies to curb short term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after tax contributions to the Plan plus actual earnings thereon. The Company’s matching contributions are fully vested upon 3 years of service without partial vesting prior thereto.

Notes Receivable from Participants – Participants may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $2,000. The notes are secured by the participant’s vested account balance and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Note repayments are made through payroll deductions over a period not to exceed 5 years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested account balance, are valued at the outstanding principal balance plus any accrued and unpaid interest.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw certain portions of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2010 and 2009, forfeited account balances amounted to $0 and $9,533, respectively. During 2010, $13,250 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals, loans and similar expenses are paid by the Plan.

Transfers from Affiliated Plans – Net transfers of participants account balances from affiliated plans totaled $4,537, 640 for the year ended December 31, 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risk and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts, and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 962, Plan Accounting — Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC, the Statements of Net Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. As of December 31, 2010, the Plan did not hold any fully benefit responsive investment contracts and therefore there was no adjustment necessary from fair value to contract value.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

One of the Plan’s common/collective trust investments was the Merrill Lynch Retirement Preservation Trust (“MLPT”). Effective October 6, 2010, the Trustee of the MLPT approved a resolution to terminate the MLPT and commence liquidation of its assets and the MLPT changed from a stable value fund to a short-term bond fund. Prior to its liquidation, the MLPT invested in traditional guaranteed investment contracts (“traditional GICs”) and wrapped portfolios of fixed income investments (“synthetic GICs”). Traditional GICs are unsecured, general account obligations of insurance companies or banks and are collaterized by the assets of the insurance company or bank. Synthetic GICs consist of a portfolio of securities owned by the MLPT and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that contract value, benefit responsive payments will be made for participant directed withdrawals. Wrap contracts are issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions and are designed to allow a stable asset fund to maintain a stable contract value and to protect a fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a fund the difference between the contract value and the market value of the underlying assets for participant directed redemptions once the market value has been totally exhausted.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero. The crediting rate on traditional GICs is typically fixed for the life of the investment. The crediting rate on synthetic GICs is typically reset every month or quarter based on the contract value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. Concurrent with the commencement of the liquidation of the MLPT, all wrap contracts were terminated resulting in a change from contract value to fair value accounting as of and for the year ended December 31, 2010.

Prior to the elimination of the wrap contracts, the fair value of the underlying debt securities were valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. Traditional GICs were valued using a discounted cash flow methodology, synthetic GICs were valued on a monthly basis per the terms of the applicable contract using valuations provided by a pricing service approved by the Trustee, and the fair value of the wrap contracts was determined using a market approach discounting methodology. The investment contracts were valued at fair value of the underlying investments and then adjusted by the issuer to contract value.

The fair value recorded in the Plan’s financial statements for such fund was $51,677,213 and $53,297,361 at December 31, 2010 and 2009, respectively. The average yield earned by the MLPT calculated based on the change in the net asset value between the beginning and the end of the year was 1.89% and 1.82% for the years ended December 31, 2010 and 2009, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 1.62% and 1.78% for the years ended December 31, 2010 and 2009, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2010, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan totaled $241,174 and $71,434 at December 31, 2010 and 2009, respectively.

Accounting Pronouncements Adopted During 2010

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-6, “Fair Value Measurements and Disclosures” (“ASU 2010-6”). ASU 2010-6 expands the level of fair value disclosures by an entity, requiring information to be provided about movements of assets between levels 1 and 2, a reconciliation of purchases, sales, issuance and settlements for all level 3 instruments and fair value measurement disclosures for each class of assets and liabilities. The Plan adopted this guidance January 1, 2010, as required, except for the disclosures about purchases, sales, issuances and settlements for level 3 instruments and fair value measurements, which were adopted, as required, did not have and is not expected to have a significant impact on its financial statements.

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events – Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”). The Plan adopted ASU 2010-09 upon its issuance, as required, and it did not have a significant impact on its financial statements.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”), which requires participant loans to be (i) classified as notes receivable from participants, which are segregated from plan investments, and (ii) measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted and should be applied retrospectively to all periods presented. The Plan adopted ASU 2010-25 on December 31, 2010, as required, and reclassified participant loans from plan investments to notes receivable from participants for both periods presented in the Statements of Net Assets Available for Benefits. The impact to the Plan’s financial statements was the presentation of (i) notes receivable from participants on the Statement of Net Assets Available for Benefits and (ii) interest income on notes receivable from participants on the Statement of Changes in Net Assets Available for Benefits.

3.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2010
Merrill Lynch Retirement Preservation Trust (a)	$51,677,213
PIMCO Total Return Fund	14,879,311
Davis NY Venture Fund	10,388,439
American Growth Fund of America	9,690,734
The Oakmark Equity and Income Fund	7,786,343

2009
Merrill Lynch Retirement Preservation Trust (a) (b)	$53,297,361
PIMCO Total Return Fund	11,244,385
Davis NY Venture Fund	7,811,116
The Oakmark Equity and Income Fund	7,671,316
MFS Value Fund	7,112,586

(a)	Permitted party-in-interest.
(b)	The contract value of the Merrill Lynch Retirement Preservation Trust was $57,163,485 at December 31, 2009. See Note 2—Summary of Significant Accounting Policies regarding the MLPT.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2010
Common stock (*)	$947,398
Mutual funds	6,755,147
Common /collective trusts	1,107,521

$8,810,066

(*)	Consists of common stock of Avis Budget Group, Inc.

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated March 6, 2006 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the Trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2010 and 2009, the Plan held 361,219 and 454,490 shares, respectively, of Avis Budget Group, Inc., common stock with a cost basis of $1,779,024 and $1,402,114, respectively. During 2010 and 2009, the Plan did not receive any dividends from ABGI, which is the parent company of the sponsoring employer.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$145,154,916	$138,794,453
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(3,866,124)
Amounts allocated to withdrawing participants	(241,174)	(71,434)

Net assets available for benefits per Form 5500	$144,913,742	$134,856,895

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to Form 5500:

Benefits paid to participants per financial statements	$18,060,293
Less: Certain deemed distributions of notes receivable from participants	(485,995)
Amounts allocated to withdrawing participants at December 31, 2009	(71,434)
Add: Amounts allocated to withdrawing participants at December 31, 2010	241,174

Benefits paid to participants per Form 5500	$17,744,038

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2010, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2010 to the net income per Form 5500:

Increase in net assets available for benefits per the financial statements	$6,360,463
Less: Amounts allocated to withdrawing participants at December 31, 2010	(241,174)
Transfer of assets to the Plan (Reflected in Line L – Transfer of assets – of Form 5500)	(4,438,440)
Add: December 31, 2009 adjustment for contract value to fair value for fully benefit-responsive investment contracts	3,866,124
Amounts allocated to withdrawing participants at December 31, 2009	71,434

Net income per Form 5500	$5,618,407

8.	FAIR VALUE MEASUREMENTS

The Plan measures certain financial assets and liabilities at fair value in accordance with FASB ASC topic 820, Fair Value Measurements, which requires the Plan to classify its investments into (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available, including common/collective trusts for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. See Note 2—Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

•

Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the NAV of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are also classified as Level 1.
•

Common/collective trusts – are valued based on the net asset value (“NAV”) of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments. There are no redemption restrictions on the participant’s holdings in these investments. These assets are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

Asset Class	Level 1	Level 2	Total
Common stock	$5,620,566	$-	$5,620,566
Mutual funds:
Large-cap growth	13,179,900	-	13,179,900
Large-cap value	5,545,506	-	5,545,506
Large-cap blend	18,174,782	-	18,174,782
Mid-cap growth	1,849,767	-	1,849,767
Mid-cap value	3,380,493	-	3,380,493
Small-cap growth	1,850,204	-	1,850,204
Small-cap blend	5,391,958	-	5,391,958
Foreign large-cap blend	6,001,902	-	6,001,902
Bond funds	16,364,465	-	16,364,465
Real estate	2,400,656	-	2,400,656
Common/collective trusts:
Short-term investments	-	51,677,213	51,677,213
Large-cap blend	-	2,594,701	2,594,701
Foreign large-cap blend	-	1,881,530	1,881,530
Emerging markets	-	3,861,094	3,861,094

Total	$79,760,199	$60,014,538	$139,774,737

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

Asset Class	Level 1	Level 2	Total
Common stock	$5,962,914	$-	$5,962,914
Mutual funds:
Large-cap growth	6,920,507	-	6,920,507
Large-cap value	7,112,586	-	7,112,586
Large-cap blend	15,482,432	-	15,482,432
Mid-cap growth	7,406,416	-	7,406,416
Mid-cap value	1,861,929	-	1,861,929
Small-cap growth	1,000,307	-	1,000,307
Small-cap blend	4,387,303	-	4,387,303
Foreign large-cap blend	5,142,411	-	5,142,411
Bond funds	13,138,033	-	13,138,033
Real estate	1,554,803	-	1,554,803
Common/collective trusts:
Traditional GICs	-	329,023	329,023
Synthetic GICs	-	50,468,650	50,468,650
Large-cap blend	-	1,281,861	1,281,861
Foreign large-cap blend	-	1,828,081	1,828,081
Emerging markets	-	3,906,276	3,906,276
Other assets	-	2,499,688	2,499,688

Total	$69,969,641	$60,313,579	$130,283,220

9.	SUBSEQUENT EVENT

On February 28, 2011, one of the Plan’s investments, the Merrill Lynch Retirement Preservation Trust, terminated operations and was liquidated on March 1, 2011 through an in-kind distribution to unit-holders and the funds were reinvested in the Wells Fargo Stable Return Galliard Fund.

******

Plan Number: 001
EIN: 20-0447089

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity of Issue, Borrower, Current Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****

* Avis Budget Group, Inc.	Common stock	361,219		$5,620,566
* Merrill Lynch Retirement Preservation Trust	Common/collective trust	51,677,213		51,677,213
* Merrill Lynch Equity Index Trust Fund	Common/collective trust	161,664		2,594,701
Oppenheimer International Growth Trust	Common/collective trust	124,112		1,881,530
Harding Loevner Emerging Markets	Common/collective trust	336,625		3,861,094
The Oakmark Equity and Income Fund	Registered investment fund	289,690		7,786,343
PIMCO Total Return Fund	Registered investment fund	1,371,365		14,879,311
Columbia Mid Capital Value Fund	Registered investment fund	251,151		3,380,493
American Growth Fund	Registered investment fund	318,879		9,690,734
Harbor Mid Capital Growth Fund	Registered investment fund	215,089		1,849,767
Lord Abbett Bond Debenture Fund	Registered investment fund	191,140		1,485,154
Vanguard Explorer Admiral Fund	Registered investment fund	27,273		1,850,204
DWS RREEF Real Estate SEC Inst Fund	Registered investment fund	135,861		2,400,656
Harbor International Fund	Registered investment fund	99,123		6,001,902
Harbor Small Capital Value Fund	Registered investment fund	275,240		5,391,958
Oppenheimer Capital Appreciation Fund	Registered investment fund	76,618		3,489,166
MFS Value Fund	Registered investment fund	243,117		5,545,506
Davis NY Venture Fund	Registered investment fund	249,465		10,388,439
* Notes Receivable from Participants**	Participant loans			4,851,371
Cash and cash equivalents				241,564

Total				$144,867,672

*	Represents a permitted party-in-interest.
**	Maturity dates range principally from January 2011 to November 2025. Interest rates range from 4.25% to 10.50%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc. Retirement Savings Plan

By:	/s/ Mark Servodidio
Mark Servodidio Executive Vice President and Chief Human Resource Officer Avis Budget Group, Inc.

Date: June 27, 2011